UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Intapp, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45827U109

(CUSIP Number)

Jason Norman Lee

Managing Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	Page 1 of 8

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,133,243 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,133,243(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 22,133,243 (1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 37.7%(2)
14	Type of Reporting Person HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 58,777,163 shares of Common Stock (as defined below) stated to be outstanding immediately after the initial public offering of shares of Common Stock of the Issuer (as defined below) (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the “Commission”) on July 2, 2021 (the “IPO Prospectus”).

CUSIP No. 45827U109	Page 2 of 8

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,213,243(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,213,243(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 20,213,243(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.4%(2)
14	Type of Reporting Person HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 58,777,163 shares of Common Stock stated to be outstanding immediately after the initial public offering of shares of Common Stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

CUSIP No. 45827U109	Page 3 of 8

1	Names of Reporting Persons Thomson Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,213,243(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,213,243(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 20,213,243(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.4%(2)
14	Type of Reporting Person HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 58,777,163 shares of Common Stock stated to be outstanding immediately after the initial public offering of shares of Common Stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

CUSIP No. 45827U109	Page 4 of 8

1	Names of Reporting Persons Anderson Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,213,243(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,213,243(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 20,213,243(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.4%(2)
14	Type of Reporting Person CO

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 58,777,163 shares of Common Stock stated to be outstanding immediately after the initial public offering of shares of Common Stock of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

CUSIP No. 45827U109	Page 5 of 8

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3101 Park Blvd, Palo Alto, CA 94306.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is being jointly filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Temasek Holdings (Private) Limited (“Temasek”), a company incorporated under the laws of the Republic of Singapore;

(ii)	Tembusu Capital Pte. Ltd. (“Tembusu Capital”), a company incorporated under the laws of the Republic of Singapore;

(iii)	Thomson Capital Pte. Ltd. (“Thomson Capital”), a company incorporated under the laws of the Republic of Singapore; and

(iv)

Anderson Investments Pte. Ltd. (“Anderson Investments”), a company incorporated under the laws of the Republic of Singapore (the entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

The principal business address and principal office address of each of the Reporting Persons is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

The principal business of each of the Reporting Persons is investment holding.

The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedules A hereto and are incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by Anderson Investments and Aranda Investments Pte. Ltd. (“Aranda Investments”) to acquire the securities held by them directly as described herein were obtained from working capital provided by Temasek, which has primary sources of funds including divestment proceeds, dividends and distributions received from its portfolio, supplemented by its Temasek bonds and euro-commercial paper.

CUSIP No. 45827U109	Page 6 of 8

Item 4.	Purpose of Transaction

Acquisitions of Securities

In August 2017, Anderson Investments purchased 17,762,379 shares of Series A convertible preferred stock (the “Series A Shares”) from the Issuer at a purchase price of $7.45 per share for an aggregate purchase price of $132.2 million. In October 2019, Anderson Investments purchased 923,077 shares of Series A-1 convertible preferred stock (the “Series A-1 Shares”) from the Issuer at a purchase price of $13.00 per share for an aggregate purchase price of $12.0 million pursuant to a share purchase agreement entered into between the Issuer and Anderson Investments (the “October 2019 SPA”). Under the October 2019 SPA, Anderson Investments also agreed to purchase one Series A-1 Share for each share of Common Stock purchased by the Issuer under a tender program offered to the Issuer’s current and former employees up to a maximum of 923,077 shares at a price of $13.00 per share. In October 2019, the Issuer repurchased 348,981 shares of Common Stock in the tender offer. In November 2019, Anderson Investments purchased 348,981 Series A-1 Shares pursuant to the October 2019 SPA for an aggregate purchase price of $4.5 million. Immediately prior to the completion of the Issuer’s initial public offering of Common Stock on July 2, 2021, the Series A Shares and Series A-1 Shares automatically converted into one share of Common Stock without payment or further consideration.

In July 2020, Anderson Investments purchased 1,178,806 shares of Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of $14.1 million.

On July 2, 2021, Aranda Investments subscribed for 1,920,000 shares of Common Stock from the Issuer in connection with the Issuer’s initial public offering at the initial public offering price of $26.00 per share for an aggregate purchase price of $49.9 million.

The Reporting Persons acquired the securities reported herein for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, financial condition, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the preceding paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

CUSIP No. 45827U109	Page 7 of 8

Stockholders’ Agreement and Registration Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer, Anderson Investments and certain other stockholders entered into a Second Amended and Restated Stockholders’ Agreement, dated as of July 2, 2021 (the “Stockholders’ Agreement”), which provides that for so long as Anderson Investments beneficially owns at least 10.0% of the Issuer’s outstanding shares of Common Stock, it shall have the right to nominate one director to the Issuer’s board of directors. Mukul Chawla currently serves on the Issuer’s board of directors as the initial nominee of Anderson Investments. The Stockholders’ Agreement will terminate automatically (without any action by any party thereto) as it relates to Anderson Investments at such time as Anderson Investments ceases to beneficially own in excess of 10% of the issued and outstanding shares of the Issuer’s Common Stock as of the time of the record date for the Issuer’s annual stockholders’ meeting.

In addition, in connection with the Issuer’s initial public offering, the Issuer, Anderson Investments and certain other stockholders entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which provides Anderson Investments with customary registration rights for the shares of Common Stock held by Anderson Investments.

The foregoing descriptions of the Stockholders Agreement and the Registration Rights Agreement described in this Item 4 do not purport to be complete and are qualified in their entirety by reference to such documents, forms of which are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of July 2, 2021, immediately following the completion of the Issuer’s initial public offering, 20,213,243 shares of Common Stock, or 34.4% of the Issuer’s outstanding Common Stock, were owned by Anderson Investments. Anderson Investments is a direct wholly-owned subsidiary of Thomson Capital. Thomson Capital is a direct wholly-owned subsidiary of Tembusu Capital, which in turn is a direct wholly-owned subsidiary of Temasek. Thomson Capital and Tembusu Capital may therefore be deemed to have or share beneficial ownership of the securities held by Anderson Investments.

As of July 2, 2021, immediately following the completion of the Issuer’s initial public offering, 1,920,000 shares of Common Stock, or 3.3% of the Issuer’s outstanding Common Stock, were owned by Aranda Investments. Aranda Investments is an indirect wholly-owned subsidiary of Temasek.

Tembusu Capital and Aranda Investments are each (directly or indirectly) wholly owned by Temasek. Temasek may therefore be deemed to have or share beneficial ownership of the securities beneficially owned in aggregate by Tembusu Capital and Aranda Investments.

The percentage of beneficial ownership of each Reporting Person was calculated by dividing (i) the shares of Common Stock beneficially owned by such Reporting Person by (ii) 58,777,163 shares of Common Stock stated to be outstanding immediately after the initial public offering (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

(c) Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in any shares of Common Stock during the past sixty days.

(d) Not applicable.

CUSIP No. 45827U109	Page 8 of 8

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement by and among the Reporting Persons

99.2	Stockholders’ Agreement (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 6, 2021).

99.3	Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 12, 2021

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name: Jason Norman Lee
Title: Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

ANDERSON INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

SCHEDULE A

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons (such executive officers and directors, the “Instruction C Persons”).

The following is a list of the directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship
Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #11-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Robert Bruce Zoellick c/o 601 Thirteenth Street NW – Suite 830S, Washington, DC 20005 USA (Director, Temasek Holdings (Private) Limited)	Board Member, Twitter	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Fu Chengyu c/o 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Head of Energy Cooperation Team & Council Member Cross-Strait CEO Summit	Chinese

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director, Temasek Holdings (Private) Limited)	Chairman, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship
Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director, Temasek Holdings (Private) Limited & Chairman, Temasek International Pte. Ltd.)	Executive Director, Temasek Holdings (Private) Limited & Chairman, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & Chief Executive Officer, Temasek International Pte. Ltd.)	Executive Director & Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Executive Officer, Temasek International Pte. Ltd.)	Deputy Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd.	Australian

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Joint Head, Enterprise Development Group; Head, Life Sciences, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group; Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

MichaeI John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard,

Singapore 238891

(Head, Portfolio Strategy & Risk Group;

Head, Macro Strategy;

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Head, Portfolio Strategy & Risk Group; Head, Macro Strategy; Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.)	Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Mukul Chawla

101 California St., Suite 3700

San Francisco, CA 94111

United States of America

(Joint Head, Telecommunications, Media & Technology;

Joint Head, North America,

Temasek International (USA) LLC)

	Joint Head, Telecommunications, Media & Technology; Joint Head, North America, Temasek International (USA) LLC	American

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Nicolas Jean Debetencourt 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Credit Portfolio, Temasek International (USA) LLC)	Head, Credit Portfolio, Temasek International (USA) LLC	American

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group; Head, Portfolio Development, Temasek International Pte. Ltd.)	Joint Head, Investment Group; Head, Portfolio Development, Temasek International Pte. Ltd.	Singaporean

Stephen Blair Howard 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Sustainability Officer, Temasek International Advisors Pte. Ltd.)	Chief Sustainability Officer, Temasek International Advisors Pte. Ltd.	British

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, International Policy & Governance, Temasek International Pte. Ltd.)	Head, International Policy & Governance, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Industrials, Business Services, Energy & Resources;

Head, Europe, Middle East & Africa,

Temasek International Pte. Ltd.)

	Head, Industrials, Business Services, Energy & Resources; Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.	German

Ravi Lambah

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Investment Group;

Head, Direct Investments;

Joint Head, Telecommunications, Media & Technology;

Head, India,

Temasek International Pte. Ltd.)

	Joint Head, Investment Group; Head, Direct Investments; Joint Head, Telecommunications, Media & Technology; Head, India, Temasek International Pte. Ltd.	Maltese

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer; Head, Singapore Projects, Temasek Holdings (Private) Limited)	Chief Financial Officer; Head, Singapore Projects, Temasek Holdings (Private) Limited	Singaporean

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Vice Chairman, North America, Temasek International (USA) LLC)	Vice Chairman, North America, Temasek International (USA) LLC	American

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Deputy Chief Financial Officer, Temasek International Pte. Ltd.)	Deputy Chief Financial Officer, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Strategist; Head, South East Asia, Temasek International Pte. Ltd.)	Chief Investment Strategist; Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Transportation & Logistics; Deputy Head, Portfolio Development, Temasek International Pte. Ltd.)	Head, Transportation & Logistics; Deputy Head, Portfolio Development, Temasek International Pte. Ltd.	Singaporean

Tham Min Yew Russell 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group; Joint Head, Strategic Development, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group; Joint Head, Strategic Development, Temasek International Pte. Ltd.	Singaporean

Alan Raymond Thompson 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Strategic Development, Temasek International Pte. Ltd.)	Joint Head, Strategic Development, Temasek International Pte. Ltd.	Singaporean

Benoit Louis Marie Francois Valentin

23 King Street

London SW1Y 6QY

United Kingdom

(Head, Private Equity Fund Investments;

Head, Impact Investing;

Deputy Head, Europe, Middle East & Africa,

Temasek International (Europe) Limited)

	Head, Private Equity Fund Investments; Head, Impact Investing; Deputy Head, Europe, Middle East & Africa, Temasek International (Europe) Limited	French

John Joseph Vaske 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Americas; Head, Agribusiness, Temasek International (USA) LLC)	Head, Americas; Head, Agribusiness, Temasek International (USA) LLC	American

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group; Head, China, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group; Head, China, Temasek International Pte. Ltd.	American

Yeoh Keat Chuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Head, Enterprise Development Group; Deputy Head, Singapore Projects, Temasek International Pte. Ltd.)	Deputy Head, Enterprise Development Group; Deputy Head, Singapore Projects, Temasek International Pte. Ltd.	Singaporean

Michael Zeller 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC)	Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC	American

The following is a list of the directors of Anderson Investments Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship
Chan Chye Y’Nee, Charina c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Poy Weng Chuen c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Investment Services, Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors of Thomson Capital Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship
Lim Siew Lee Sherlyn c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Managing Director, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Poy Weng Chuen c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Investment Services Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors of Tembusu Capital Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship
Goh Bee Kheng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Managing Director, Finance, Managing Director, Investment Services, Temasek International Pte. Ltd.	Singaporean

Gregory Tan c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Deputy General Counsel, Temasek International Pte. Ltd.	Singaporean

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement by and among the Reporting Persons

99.2	Stockholders’ Agreement (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 6, 2021).

99.3	Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 6, 2021).